SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

Item
1	Material Fact dated April 18, 2017

Item 1

MATERIAL FACT

Banco Santander, S.A. (“Banco Santander” or the “Bank”) informs that its Executive Committee has resolved to carry out an issue of contingent perpetual preferred securities convertible into newly issued ordinary shares of the Bank, excluding pre-emptive subscription rights and for a nominal value of up to EUR € 2,000,000,000 (the “Issue”). The Issue will be carried out through an accelerated bookbuilding process and will be targeted only at qualified investors.

Banco Santander will disclose the final terms of the Issue once they have been decided.

Boadilla del Monte (Madrid), 18 April 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 18, 2017	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer